Exhibit 21.1
Subsidiaries of Direct Digital Holdings, Inc.

Legal Name	Jurisdiction of Formation
Direct Digital Holdings, LLC	Texas
Orange 142, LLC	Delaware
Huddled Masses, LLC	Delaware
Colossus Media, LLC	Delaware